FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of: October, 2005	Commission File Number: 1-12384

SUNCOR ENERGY INC.

(Name of registrant)

112 Fourth Avenue S.W.

P.O. Box 38

Calgary, Alberta

Canada, T2P 2V5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☐	Form 40-F	☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If “Yes” is marked, indicate the number assigned to the registrant in connection with Rule 12g3-2(b):

N/A

CONTROLS AND PROCEDURES

A.	Disclosure Controls and Procedures

See page 13 of Exhibit 99.2.

B.	Changes in Internal Control Over Financial Reporting

See page 13 of Exhibit 99.2.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUNCOR ENERGY INC.

Date:	By:

October 27, 2005		“JANICE B. ODEGAARD”
JANICE B. ODEGAARD
Vice President, Associate
General Counsel and
Corporate Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Press Release Including 2005 Outlook

99.2	Interim Management’s Discussion and Analysis for the Third fiscal quarter ended September 30, 2005

99.3	Interim Unaudited Financial Statements of Suncor Energy Inc. for the Third fiscal quarter ended September 30, 2005

99.4	Certificate of the President and Chief Executive Officer Pursuant to Exchange Act Rule 13a-14 or Rule 15d-14, as Enacted Pursuant to Section 302 of Sarbanes-Oxley Act of 2002

99.5	Certificate of the Senior Vice President and Chief Financial Officer Pursuant to Exchange Act Rule 13a-14 or Rule 15d-14, as Enacted Pursuant to Section 302 of Sarbanes-Oxley Act of 2002

99.6	Certificate of the President and Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Enacted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Certificate of the Senior Vice President and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Enacted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002